EXHIBIT 22

Subsidiaries of PAR Technology Corporation

Name	State of Incorporation

ParTech, Inc.	New York

PAR Government Systems Corporation	New York

Ausable Solutions, Inc.	Delaware

PAR Logistics Management Systems Corporation	New York